SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


December 10, 2003

Mr. Herbert Gareiss, Jr.
Vice President
47 Main Street
Warwick, NY  10990


Dear Herb:

I was both puzzled and dismayed to read your comments on the Dow Jones News Wire and Wall Street Journal the other day in which you said:
"However, Warwick Valley Telephone Vice
President Herbert Gareiss Jr. characterized the filing of Goldstein's letter in the
Schedule 13D as "abusive" because Santa
Monica Partners owns less than 5% in the company. The filing of a 13D isn't required until an investor acquires a 5% stake."
I was both puzzled and dismayed to learn you said it was abusive to disclose correspondence with management.

I was "Puzzled" that you thought a shareholder sharing a communication with his management and his representatives, the Board of Directors was abusive.

Why is it abusive?

Precisely who does that hurt?

Why shouldn't a shareholder disclose to all other shareholders his views, ideas or suggestions which are for the good of all?

I am sure you do not believe sunshine in Corporate America is harmful Herb. You are most certainly are aware that had there been any sunlight shining on the affairs at those two companies in your own telecom industry, World Com and Global Crossing, or on Enron or on Tyco or even on all those mutual funds in the news this very day, that the nefarious, sad and costly (to shareholders) activities of these corporations might well have been prevented.

Is it abusive to suggest ways and means for bringing out shareholder value, indeed releasing shareholder values which are locked so tightly as to limit the Company's present dividend to 76 cents per share per annum, when by the simple move of separating passive investments which today account for 70% of pre-tax income, before not to many more years pass, possibly virtually all of such pre-tax earnings, when the dividend today could be raised to about
$1.85 per share per annum?

I do not believe you really think that.

Is it abusive to think that one and one could add up to more than two if WWVY shareholders had a share of an investment company owning the passive OCP investment and a share of an actively operated telephone and cable TV company?

I do not believe you really think that either.

I was "Dismayed" because as an enlightened, modern management of a public company, I had rather thought you, Lynn and the Board all would welcome any idea, especially those of a large and long holding shareholder, which would increase shareholder value. After all isn't that precisely why you are in charge of a public rather than a private company? Of course it is.

I had and still do hope you would be willing to meet with me and take advantage of my 44 years of financial and investing experience which is the basis for my suggestions geared to increasing shareholder value for all shareholders, not just me, this company's second largest shareholder.

I can't help but notice that I own half as many shares as the entire Officer/ Board of Directors group of thirteen individuals combined, and therefore would think you might not only view me as a large shareholder (the second largest), or a long standing one, (longer than Lynn has been with the Company), or as a shareholder with an abiding interest, but as "family" and at the very least say something such as "those are interesting ideas you have submitted; lets sit down together and discuss them more fully". I offered to do that as you will note in my letter and I remain so willing. That is what I had rather thought you might do as opposed to saying my letter was abusive. It certainly was meant to be friendly and to share my suggestions with all of our constituency.

I would appreciate your sharing this letter with President and CEO Lynn Pike and also supplying copies to each member of our Board of Directors.

I would welcome an opportunity to meet with the board and top management in order to more fully discuss unlocking the tremendous shareholder hidden values in WWVY for the benefit of all shareholders.

Warmly,
Larry
Lawrence J. Goldstein
General Partner